WILLKIE FARR & GALLAGHER LLP                           1875 K Street, NW
                                                       Washington, DC 20006-1238
                                                       Tel: 202 303 1000
                                                       Fax: 202 303 2000

VIA EDGAR

October 16, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

            Re: iShares Trust
            (Securities Act File No. 333-92935;
            Investment Company Act File No. 811-09729)
            Post-Effective Amendment No. 308

Ladies and Gentlemen:

On behalf of the iShares Trust (the "Trust"), we hereby transmit for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, Post-Effective Amendment No. 308 (the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement").

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Trust: iShares 2017 S&P AMT-Free Municipal Series (the "Fund"). The filing will become effective automatically on the seventy-fifth day following the filing. As discussed with the Staff, the Trust will request, via separate correspondence, acceleration of effectiveness to an earlier date, currently expected to be December 4, 2009.

The following information is provided to assist the Staff of the Commission (the "Staff") in its review of the Registration Statement.

(1)  Investment Objectives and Policies

The Fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of investment-grade municipal bonds maturing in 2017 as defined by the S&P AMT-Free Series 2017 Index.

(2)  Other Changes from Recent Filings

The Fund has a fixed termination date and will wind up and distribute its net assets to its shareholders on or about August 31, 2017. The Amendment contains descriptions of the termination period and applicable provisions of the Fund's trust instrument and the wind-up process that are specific to the Fund. The Fund's description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to the Fund. The portfolio managers are specific to the Fund.

The Amendment also differs from previous filings in that it includes the summary prospectus and other modifications pursuant to the revised Form N-1A. The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment 300 filed pursuant to Rule 485(a)(1) on September 29, 2009.

(3)  Prior Filings with Similar Disclosure

Certain disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 260, filed pursuant to Rule 485(a) on July 16, 2009, relating to the iShares 10+ Year Credit Bond Fund (and the related amendment under Rule 485(b), filed and effective on October 5, 2009).

The disclosures applicable to the Fund and iShares Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other attributes under the headings "Management - Investment Adviser," "Management - Administrator, Custodian and Transfer Agent," "Shareholder Information - Buying and Selling Shares," "Shareholder Information - Book Entry," "Shareholder Information - Share Prices," "Shareholder Information - Determination of Net Asset Value," Shareholder Information - Buying and Selling Shares," "Shareholder Information - Dividends and Distributions," "Shareholder Information - Taxes," "Shareholder Information - Taxes When Shares Are Sold" "Distribution" and "Financial Highlights" included in the Prospectus, and under the headings "Exchange Listing and Trading," "Proxy Voting," "Portfolio Holdings Information," "Investment Limitations," "Continuous Offering," "Management," "Investment Advisory, Administrative and Distribution Services - Investment Adviser," "Investment Advisory, Administrative and Distribution Services - Codes of Ethics," "Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent," "Investment Advisory, Administrative and Distribution Services - Distributor," "Brokerage Transactions," "Miscellaneous Information" and Appendix A included in the Statement of Additional Information.

                                    * * * * *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff./1/

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1124.

Sincerely,


/s/ Benjamin J. Haskin
-------------------------------------
Benjamin J. Haskin

----------
/1/  See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

                                       -3-